Exhibit 99.2

NEBIUS GROUP N.V.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars (“$”), except share and per share data)

		As of
		December 31,	June 30,
	Notes	2025	2026
ASSETS
Cash and cash equivalents	4	3,678.1	8,042.1
Accounts receivable, less allowance for doubtful accounts of $4.0 and $4.1, respectively	4	720.3	288.6
Prepaid expenses		34.8	121.5
VAT reclaimable		131.4	89.6
Other current assets	4	146.8	1,073.8
Total current assets		4,711.4	9,615.6
Property and equipment, net	7	5,553.3	13,045.2
Intangible assets, net	9	19.7	83.9
Goodwill	3, 9	—	605.6
Operating lease right-of-use assets	8	918.8	1,855.1
Equity method investments	5	11.1	13.8
Investments in non-marketable equity securities	5	836.6	1,606.7
Deferred tax assets		11.8	11.4
Other non-current assets	4	367.9	1,124.2
Total non-current assets		7,719.2	18,345.9
TOTAL ASSETS		12,430.6	27,961.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	1,210.1	1,301.0
Debt, current	12	24.5	46.7
Income and non-income taxes payable		17.7	59.0
Deferred revenue, current	4	275.5	979.4
Total current liabilities		1,527.8	2,386.1
Operating lease liabilities, non-current	8	760.5	1,510.4
Debt, non-current	12	4,103.2	8,499.0
Deferred revenue, non-current		1,302.0	4,995.8
Other accrued liabilities		143.1	229.7
Total non-current liabilities		6,308.8	15,234.9
Total liabilities		7,836.6	17,621.0
Commitments and contingencies	11
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 35,698,674, and Class C: 35,698,674); shares issued (Class A: 288,489,061 and 288,585,891, respectively, Class B: 33,551,883 and 33,455,053, respectively, and Class C: 2,146,791 and 2,243,621, respectively); shares outstanding (Class A: 219,465,088 and 238,400,165, respectively, Class B: 33,551,883 and 33,455,053, respectively, and Class C: nil)	14	8.4	8.4
Treasury shares at cost (Class A: 69,023,973 and 50,185,726, respectively)		(1,075.7)	(782.1)
Additional paid-in capital		2,360.9	7,394.8
Accumulated other comprehensive loss		(0.1)	(12.9)
Retained earnings		3,300.5	3,731.3
Total equity attributable to Nebius Group N.V.		4,594.0	10,339.5
Noncontrolling interests		—	1.0
Total shareholders' equity		4,594.0	10,340.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,430.6	27,961.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of U.S. dollars (“$”), except share and per share data)

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2026	2025	2026
Revenues		105.1	582.3	156.0	981.3
Operating costs and expenses:
Cost of revenues(1)		30.1	133.6	54.8	237.4
Product development(1)		42.8	191.0	79.3	258.4
Sales, general and administrative(1)		68.2	173.9	129.1	317.7
Depreciation and amortization		75.2	259.7	124.3	471.7
Total operating costs and expenses		216.3	758.2	387.5	1,285.2
Loss from operations		(111.2)	(175.9)	(231.5)	(303.9)
Interest income	4	3.6	24.1	12.1	38.3
Interest expense	3, 12	(4.8)	(119.1)	(4.8)	(182.8)
Gain from revaluation of investment in equity securities		597.4	—	597.4	780.6
Income / (loss) from equity method investments		(6.3)	12.7	(6.2)	5.1
Other income, net	4	24.6	81.5	32.9	101.4
Net income / (loss) before income taxes		503.3	(176.7)	399.9	438.7
Income tax expense		0.8	13.7	1.7	7.9
Net income / (loss) from continuing operations		502.5	(190.4)	398.2	430.8
Net income from discontinued operations	3	81.9	—	72.7	—
Net income / (loss)		584.4	(190.4)	470.9	430.8
Net income / (loss) from continuing operations per Class A and Class B share:
Basic	2	2.11	(0.68)	1.67	1.60
Diluted	2	2.05	(0.68)	1.64	1.53
Net income from discontinued operations per Class A and Class B share:
Basic	2	0.34	—	0.31	—
Diluted	2	0.33	—	0.30	—
Net income / (loss) per Class A and Class B share:
Basic	2	2.45	(0.68)	1.98	1.60
Diluted	2	2.38	(0.68)	1.94	1.53
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	238,520,244	280,381,615	238,219,814	269,401,265
Diluted	2	247,266,034	280,381,615	244,267,869	302,618,666

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	0.1	0.6	0.3	1.2
Product development	3.3	84.5	9.6	96.2
Sales, general and administrative	11.3	17.4	22.2	40.4

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of U.S. dollars (“$”))

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2026	2025	2026
Net income / (loss)		584.4	(190.4)	470.9	430.8
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		15.7	0.6	21.0	(12.8)
Reallocation adjustment, net of tax of nil		(0.8)	—	(0.8)	—
Total comprehensive income / (loss)		599.3	(189.8)	491.1	418.0

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of U.S. dollars (“$”), except share and per share data)

	Three months ended June 30, 2025
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Loss	Earnings	Nebius Group N.V.	interests	Equity
Balance as of March 31, 2025	238,108,873	9.2	(1,931.4)	1,995.9	(16.8)	3,104.5	3,161.4	—	3,161.4
Net income	—	—	—	—	—	584.4	584.4	—	584.4
Translation adjustment	—	—	—	—	15.7	—	15.7	—	15.7
Deconsolidation of subsidiary	—	—	—	—	(0.8)	—	(0.8)	—	(0.8)
Exercise of share-based awards	596,219	—	9.3	(9.3)	—	—	—	—	—
Share-based compensation	—	—	—	14.8	—	—	14.8	—	14.8
Balance as of June 30, 2025	238,705,092	9.2	(1,922.1)	2,001.4	(1.9)	3,688.9	3,775.5	—	3,775.5

	Three months ended June 30, 2026
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Loss	Earnings	Nebius Group N.V.	interests	Equity
Balance as of March 31, 2026	253,898,194	8.4	(1,061.9)	4,386.2	(13.5)	3,921.7	7,240.9	1.0	7,241.9
Net loss	—	—	—	—	—	(190.4)	(190.4)	—	(190.4)
Translation adjustment	—	—	—	—	0.6	—	0.6	—	0.6
Exercise of RSUs	812,272	—	12.7	(12.7)	—	—	—	—	—
Exercise of share options	603,973	—	9.3	44.4	—	—	53.7	—	53.7
Sale of treasury shares, net of offering costs	12,729,493	—	198.4	2,612.7	—	—	2,811.1	—	2,811.1
Shares transferred as part of consideration for business combination (Note 3)	3,811,286	—	59.4	239.3	—	—	298.7	—	298.7
Acquisition-related equity awards (Note 3)	—	—	—	22.4	—	—	22.4	—	22.4
Share-based compensation expense	—	—	—	102.5	—	—	102.5	—	102.5
Balance as of June 30, 2026	271,855,218	8.4	(782.1)	7,394.8	(12.9)	3,731.3	10,339.5	1.0	10,340.5

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

(In millions of U.S. dollars (“$”), except share and per share data)

	Six months ended June 30, 2025
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Loss	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2024	235,753,600	9.2	(1,968.1)	2,016.7	(22.1)	3,218.0	3,253.7	—	3,253.7
Net income	—	—	—	—	—	470.9	470.9	—	470.9
Translation adjustment	—	—	—	—	21.0	—	21.0	—	21.0
Deconsolidation of subsidiary	—	—	—	—	(0.8)	—	(0.8)	—	(0.8)
Exercise of share-based awards	2,844,825	—	44.3	(44.3)	—	—	—	—	—
Other	106,667	—	1.7	(1.7)	—	—	—	—	—
Share-based compensation	—	—	—	30.7	—	—	30.7	—	30.7
Balance as of June 30, 2025	238,705,092	9.2	(1,922.1)	2,001.4	(1.9)	3,688.9	3,775.5	—	3,775.5

	Six months ended June 30, 2026
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Loss	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2025	253,016,971	8.4	(1,075.7)	2,360.9	(0.1)	3,300.5	4,594.0	—	4,594.0
Net income	—	—	—	—	—	430.8	430.8	—	430.8
Translation adjustment	—	—	—	—	(12.8)	—	(12.8)	—	(12.8)
Exercise of RSUs	1,648,495	—	25.7	(25.7)	—	—	—	—	—
Exercise of share options	648,973	—	10.1	45.5	—	—	55.6	—	55.6
Sale of treasury shares, net of offering costs	12,729,493	—	198.4	2,612.7	—	—	2,811.1	—	2,811.1
Shares transferred as part of consideration for business combination (Note 3)	3,811,286	—	59.4	239.3	—	—	298.7	—	298.7
Issuance of pre-funded warrants (Note 14)	—	—	—	2,000.0	—	—	2,000.0	—	2,000.0
Acquisition-related equity awards (Note 3)	—	—	—	24.8	—	—	24.8	—	24.8
Exercise of Avride share-based awards	—	—	—	(0.5)	—	—	(0.5)	1.0	0.5
Share-based compensation expense	—	—	—	137.8	—	—	137.8	—	137.8
Balance as of June 30, 2026	271,855,218	8.4	(782.1)	7,394.8	(12.9)	3,731.3	10,339.5	1.0	10,340.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of U.S. dollars (“$”))

		Six months ended June 30,
	Notes	2025	2026
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income from continuing operations		398.2	430.8
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation of property and equipment	7	121.2	462.6
Amortization of intangible assets	9	3.1	9.1
Operating lease right-of-use assets amortization and lease liability accretion	8	16.5	64.4
Amortization of debt discount (accretion) and issuance costs, net of interest expense capitalized	12	3.0	42.5
Share-based compensation expense	13	32.1	137.8
Deferred income tax (expense) / benefit		(0.4)	0.2
Foreign exchange gains	4	(10.8)	(22.8)
Gain from revaluation of investment in equity securities	5	(597.4)	(780.6)
(Income) / loss from equity method investments		6.2	(5.1)
Provision for expected credit losses	4	0.9	4.8
Other		1.0	7.8
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		(44.5)	427.9
Prepaid expenses		(5.2)	(87.0)
Accounts payable, accrued and other liabilities and non-income taxes payable		(50.1)	(41.8)
Deferred revenue		3.0	4,395.0
Other assets		(91.7)	(583.4)
VAT reclaimable		(137.1)	41.9
Net cash provided by / (used in) operating activities – continuing operations		(352.0)	4,504.1
Net cash used in operating activities – discontinued operations		(17.1)	—
Net cash provided by / (used in) operating activities		(369.1)	4,504.1
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(1,054.5)	(8,130.3)
Proceeds from sale of property and equipment		—	5.2
Proceeds from maturity of term deposits		—	75.0
Acquisitions of businesses, net of cash acquired		—	(251.6)
Investment in Toloka, net of cash of discontinued operations sold		(42.7)	—
Investments in non-marketable equity securities		(50.0)	—
Other investing activities	3	1.0	12.9
Net cash used in investing activities – continuing operations		(1,146.2)	(8,288.8)
Net cash used in investing activities– discontinued operations		(0.1)	—
Net cash used in investing activities		(1,146.3)	(8,288.8)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	12	1,000.0	4,337.5
Convertible notes issuance costs	12	—	(43.8)
Proceeds from sale of treasury shares		—	2,846.7
Treasury shares issuance costs		—	(35.6)
Proceeds from issuance of pre-funded warrants		—	2,000.0
Withholding tax paid	11	(181.5)	—
Proceeds from exercise of share options		—	55.6
Net cash provided by financing activities – continuing operations		818.5	9,160.4
Net cash provided by financing activities		818.5	9,160.4
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		0.4	0.8
Net change in cash and cash equivalents, and restricted cash and cash equivalents		(696.5)	5,376.5
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		2,450.3	3,721.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		1,753.8	9,098.1
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period		1,753.8	9,098.1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of U.S. dollars (“$”))

		Six months ended June 30,
	Notes	2025	2026
RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		2,449.6	3,678.1
Restricted cash and cash equivalents, beginning of period		0.7	43.5
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		2,450.3	3,721.6
Cash and cash equivalents, end of period		1,679.3	8,042.1
Restricted cash and cash equivalents, end of period		74.5	1,056.0
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		1,753.8	9,098.1
Cash and cash equivalents, end of period – continuing operations		1,679.3	8,042.1
Restricted cash and cash equivalents, end of period – continuing operations		74.5	1,056.0
Cash and cash equivalents, and restricted cash and cash equivalents, end of period – continuing operations		1,753.8	9,098.1
Non-cash operating activities:
Right-of-use assets obtained in exchange for operating lease obligations		246.7	996.2
Non-cash investing and financing activities:
Acquired property and equipment and intangible assets not yet paid for		281.8	973.3
Fair value of common stock issued as consideration for EigenAI acquisition		—	298.7

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars (“$”), except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Nebius Group N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Nebius Group” or the “Group”), is a technology company whose core business is the operation of a global artificial intelligence (“AI”) cloud platform. The Group builds and operates full-stack infrastructure to serve the AI industry, spanning data centers, large-scale GPU clusters and servers designed in-house, an AI-optimized cloud platform, and software, tools and managed services that support AI model training and inference at scale.

The Group’s data center footprint spans Europe, the United States and the Middle East, and comprises its owned data center in Finland, leased and co-located facilities, and greenfield data centers under development. The Group’s customers range from enterprises, software vendors and AI-native technology companies to research organizations and individual developers, and the Group has also entered into long-term committed capacity contracts with large-scale technology companies. During the six months ended June 30, 2026, the Group completed several acquisitions, including AlphaAI Technologies, Inc., doing business as Tavily (“Tavily”), ClarifAI, Inc. (“ClarifAI”) and MagicByte AI, Inc., doing business as Eigen AI Labs (“Eigen AI”), to expand the technology capabilities and engineering talent supporting its AI cloud platform (Note 3).

In addition to its core AI cloud business, the Group operates businesses in autonomous driving technologies (Avride) and education technology (“edtech”) (TripleTen), and holds minority equity stakes in ClickHouse, Inc. and Toloka, businesses that were developed within and subsequently spun out of the Group.

Nebius Group N.V. was incorporated under the laws of the Netherlands in June 2004, is headquartered in Amsterdam, the Netherlands, and is the holding company of a number of subsidiaries globally.

Basis of Presentation and Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three and six months ended June 30, 2026 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2025. Unaudited condensed consolidated financial statements were prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary for a fair statement of its financial position as of June 30, 2026, and its results of operations, comprehensive income/(loss), cash flows and changes in equity for the periods presented. The unaudited condensed consolidated balance sheet as of December 31, 2025, was derived from the audited consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2025.

The results for the three and six months ended June 30, 2026 are not necessarily indicative of the operating results expected for the year ending December 31, 2026 or any other future period. The potential risks and uncertainties that could affect future results include, among others, the Group’s need to expend capital to accommodate the growth of the business; competitive pressures; technological developments; geopolitical and macroeconomic developments affecting the Group’s business, operations or governance; and changes in the political, legal and/or regulatory environment in addition to other risks and uncertainties included under “Risk Factors” in the Group’s Annual Report on Form 20-F for the year ended December 31, 2025.

There have been no material changes in the Group’s significant accounting policies and estimates as compared to those described in the Group’s Annual Report on Form 20-F for the year ended December 31, 2025, except for the update to the estimated useful lives of servers and network equipment, as described below.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from these estimates.

In January 2026, the Company completed an assessment of the useful lives of servers and network equipment based on updated information and usage patterns obtained and concluded that the estimated useful lives of such assets should be extended from four to five years. Management applied this change in accounting estimate prospectively beginning January 1, 2026. Based on the servers and network equipment placed in service as of December 31, 2025, the financial impact of this change in estimate for the six months ended June 30, 2026 included a reduction in depreciation expense of $86.1 and an increase in net income and net income from continuing operations of $75.7. The financial impact of this change in estimate for the three months ended June 30, 2026 included a reduction in depreciation expense of $43.0 and a decrease in net loss and net loss from continuing operations of $34.1.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

ASU "2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses"

In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU “2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the consolidated statements of operations. This guidance, as further clarified through ASU 2025-01 “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)”, is effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2027, and for interim periods beginning January 1, 2028. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-06 "Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”

In September 2025, the FASB issued ASU 2025-06 “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which clarifies and simplifies the capitalization guidance for internal-use software by removing references to sequential development stages and clarifying that capitalization begins when management has authorized and committed to funding the software project and it is probable the project will be completed and the software will be used as intended, considering any significant uncertainty in development activities. The guidance is effective for annual periods beginning after December 15, 2027, including interim periods within those annual periods. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2028. Early adoption is permitted. Upon adoption, the guidance may be applied prospectively, retrospectively, or on a modified retrospective basis, including for in-process projects. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-11 "Interim Reporting (Topic 270): Narrow-Scope Improvements"

In December 2025, the FASB issued ASU 2025-11 “Interim Reporting (Topic 270): Narrow-Scope Improvements”, which clarifies interim disclosure requirements and the applicability of Topic 270. The guidance will be effective for interim periods within annual reporting periods beginning after December 15, 2027. Therefore, for the Group, the guidance will be effective for interim reporting periods beginning January 1, 2028, and will be reflected in the consolidated financial statements for the year ending December 31, 2028. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-10 "Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities”

In December 2025, the FASB issued ASU 2025-10 “Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities” to establish authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance will be effective for annual periods beginning after December 15, 2028 and for interim periods within those annual reporting periods. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2028, and for interim periods beginning January 1, 2029. Early adoption is permitted. Upon adoption, the guidance can be applied using a modified prospective, modified retrospective, or retrospective approach. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

No other recent accounting pronouncements were issued by FASB or the SEC that are believed by management to have a material impact on the Group’s present or future consolidated financial statements.

2.	NET INCOME / (LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share from continuing and discontinued operations for the three and six months ended June 30, 2025 and 2026 is computed on the basis of the weighted average number of ordinary shares outstanding during the period using the two-class method, including vested restricted share units, remaining shares to be delivered as part of the restructuring of the Company's convertible notes in June 2022, and Class A ordinary shares issuable upon exercise of the pre-funded warrants issued to NVIDIA. As no conditions must be met before the underlying shares are issued and the shares are issuable for little cash consideration, the warrant shares are included in the computation of basic net income/(loss) per share from their issue date. Unvested shares issued in June 2026 as part of the consideration for the Eigen AI acquisition carry a non-forfeitable right to dividends and are treated as participating securities. Undistributed earnings are allocated to these shares in computing basic and diluted net income per share, and the 2,743,655 unvested shares are excluded from the basic and diluted weighted average number of ordinary shares outstanding. Losses are not allocated to the participating securities.

Diluted net income/(loss) per ordinary share from continuing and discontinued operations is computed using the dilutive effect of Share-Based Awards calculated under the "treasury stock" method and the dilutive effect of convertible notes under the if-converted method. The computation of diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. In compliance with ASC 260-10-45-18, the Group uses net income/(loss) from continuing operations as the control number in determining whether potential ordinary shares are dilutive or anti-dilutive. For the three months ended June 30, 2026, the Group recognized a net loss from continuing operations; accordingly, all potential ordinary shares were anti-dilutive for that period and diluted net loss per share equals basic net loss per share.

The Group's convertible notes comprise the notes due 2029 and 2031 issued in June 2025, the notes due 2030 and 2032 issued in September 2025 and the notes due 2031 and 2033 issued in March 2026, each providing for a flexible settlement feature. In accordance with ASU 2020-06, share settlement is presumed, and interest expense attributable to the notes, net of tax, is added back to the numerator when the notes are dilutive. Each series of notes is assessed separately for its dilutive effect in the order of antidilution.

The number of Share-Based Awards excluded from the computation of diluted net income/(loss) per ordinary share because their effect was anti-dilutive was 7,678,482 and 10,043,254 for the three months ended June 30, 2025 and 2026, respectively, and 7,678,482 and 2,164 for the six months ended June 30, 2025 and 2026, respectively. The weighted average number of incremental shares under the if-converted method for the convertible notes excluded from the computation because their effect was anti-dilutive was 65,416,804 for the three months and 24,868,126 for the six months ended June 30, 2026; no incremental shares under the convertible notes were excluded in the comparative periods of 2025.

The components of basic and diluted net (loss)/income per share from continuing and discontinued operations were as follows:

	Three months ended June 30,				Six months ended June 30,
	2025		2026		2025		2026
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
	$	$	$	$	$	$	$	$
Net income / (loss) from continuing operations, allocated for basic	427.3	75.2	(167.7)	(22.7)	338.5	59.7	377.2	53.6
Undistributed earnings allocated to unvested participating shares	—	—	—	—	—	—	(0.4)	(0.1)
Net income / (loss) from continuing operations after allocation to unvested participating shares, allocated for basic	427.3	75.2	(167.7)	(22.7)	338.5	59.7	376.8	53.5
Reallocation of net income / (loss) from continuing operations as a result of conversion of Class B to Class A shares	75.2	—	(22.7)	—	59.7	—	53.5	—
Reallocation of net loss from continuing operations to Class B shares	—	(2.1)	—	—	—	(1.2)	—	(2.2)
Add-back for convertible notes, net of tax	3.6	—	—	—	3.6	—	33.4	—
Net income / (loss) from continuing operations, allocated for diluted	506.1	73.1	(190.4)	(22.7)	401.8	58.5	463.7	51.3
Net income from discontinued operations, allocated for basic	69.6	12.3	—	—	61.8	10.9	—	—
Reallocation of net income from discontinued operations as a result of conversion of Class B to Class A shares	12.3	—	—	—	10.9	—	—	—
Reallocation of net loss from discontinued operations to Class B shares	—	(0.4)	—	—	—	—	—	—
Net income from discontinued operations, allocated for diluted	81.9	11.9	—	—	72.7	10.9	—	—
Weighted average ordinary shares used in per share computation — basic, continuing operations	202,821,570	35,698,674	246,911,992	33,469,623	202,521,140	35,698,674	235,904,662	33,496,603
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	33,469,623	—	35,698,674	—	33,496,603	—
Shares issued for convertible notes	5,553,229	—	—	—	2,807,466	—	30,346,778	—
Share-based awards	3,192,561	—	—	—	3,240,589	—	2,870,623	—
Weighted average ordinary shares used in per share computation — diluted, continuing operations	247,266,034	35,698,674	280,381,615	33,469,623	244,267,869	35,698,674	302,618,666	33,496,603
Net income / (loss) per share from continuing operations attributable to ordinary shareholders:
Basic	2.11	2.11	(0.68)	(0.68)	1.67	1.67	1.60	1.60
Diluted	2.05	2.05	(0.68)	(0.68)	1.64	1.64	1.53	1.53
Net income per share from discontinued operations attributable to ordinary shareholders:
Basic	0.34	0.34	—	—	0.31	0.31	—	—
Diluted	0.33	0.33	—	—	0.30	0.30	—	—
Net income / (loss) per share attributable to ordinary shareholders:
Basic	2.45	2.45	(0.68)	(0.68)	1.98	1.98	1.60	1.60
Diluted	2.38	2.38	(0.68)	(0.68)	1.94	1.94	1.53	1.53

3.	DISPOSALS, DISCONTINUED OPERATIONS AND BUSINESS COMBINATIONS

Toloka deconsolidation and investment transaction

The components of net income from discontinued operations for the three and six months ended June 30, 2025 are as follows:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Net loss from discontinued operations – Toloka	(4.0)	(13.2)
Gain from disposal – Toloka	85.9	85.9
Total net income from discontinued operations	81.9	72.7

Effective May 2, 2025, Nebius Group ceased to have control over Toloka following the issuance by Toloka Group, Inc. ("Toloka Group") of additional stock to third-party investors and a restructuring of the capital stock of Toloka Group into both voting and nonvoting common and preferred shares, as a result of which Nebius's voting interest was reduced to 49%. Consequently, Toloka Group was deconsolidated from Nebius Group's financial statements. The Toloka deconsolidation represents a strategic transaction aimed at enhancing Nebius Group's focus on its Nebius AI cloud business while allowing Toloka to operate independently. The transaction qualifies as a "strategic shift" under ASC 205-20, requiring discontinued operations reporting, as Toloka constituted a significant business line for Nebius Group.

The Company reclassified the following operations to discontinued operations for the three and six months ended June 30, 2025 in connection with the Toloka deconsolidation:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Revenues	2.0	6.4
Operating costs and expenses:
Cost of revenues	3.6	8.4
Product development	(0.1)	3.4
Sales, general and administrative	2.2	7.4
Depreciation and amortization	—	0.1
Total operating costs and expenses	5.7	19.3
Loss from discontinued operations	(3.7)	(12.9)
Interest income	—	0.1
Other loss, net	(0.5)	(0.6)
Loss from discontinued operations before income tax expense	(4.2)	(13.4)
Income tax benefit	(0.2)	(0.2)
Net loss from discontinued operations, net of tax	(4.0)	(13.2)

Acquisition of Tavily

On February 19, 2026, the Company acquired a 100% ownership interest in Tavily. The acquisition of Tavily is expected to expand the Company’s current product offering. The aggregate purchase price consisted of: (i) cash paid at closing and subject to certain adjustments, (ii) cash consideration payable on the second anniversary of the closing (“Tavily Holdback Payment”) (iii) replacement equity awards, and (iv) a further payment of up to $67.3 settlable in cash or Class A ordinary shares of the Company at the Company’s election, contingent on the achievement of specified performance targets and the continuous employment of Tavily executives and employees (“Tavily Earnout”).

In connection with the Tavily acquisition, certain employee stock options of Tavily were replaced with Company equivalent awards with the same vesting terms as the replaced awards, the fair value of which was determined based on the acquisition date fair value. As a result, the Company issued 77,847 replacement stock options. The portion of the fair value related to pre-combination services of $2.4 was included in consideration transferred. The future unrecognized expense related to the outstanding replacement options will be recognized over the remaining requisite service period.

Of the total Tavily Holdback Payment, $11.2 is payable contingent upon employment with the Company as of the closing date and payable on the second anniversary of the closing date (“Vested Holdback Payment”). A further $19.5 is payable on the second anniversary of the closing date contingent on the continuous employment of Tavily executives and employees (“Vesting Holdback Payment”). The Company considered the nature of the Tavily Holdback Payment and determined the Vested Holdback Payment represented consideration transferred while the Vesting Holdback Payment is compensatory in nature and will be accrued as compensation expense over the service period. Compensation expense related to the Vesting Holdback Payment for the three and six months ended June 30, 2026 was $2.4 and $3.5, respectively, which is recognized in other accrued liabilities on the consolidated balance sheet and within operating costs and expenses on the unaudited condensed consolidated statement of operations.

The Tavily Earnout is subject to the achievement of certain Annual Recurring Revenue (“ARR”) milestones measured in December 2026 and March 2027. The Tavily Earnout is contingent on future services, and accordingly represents compensation expense in the post-acquisition period. For the three and six months ended June 30, 2026, the Company recognized $3.6 and $5.2 of compensation expense, respectively, included in other accrued liabilities on the consolidated balance sheet and within operating costs and expenses on the unaudited condensed consolidated statement of operations.

During the second quarter of 2026, the Company adjusted the purchase price allocation for the Tavily acquisition as a result of certain measurement period adjustments. These adjustments consisted of a $0.3 decrease in the fair value of consideration transferred, comprising a $0.2 decrease to cash consideration and a $0.1 decrease to the Vested Holdback Payment, in connection with the finalization of the closing working capital and net cash calculations, and a $0.4 increase to deferred tax liabilities assumed in connection with the finalization of the acquired tax positions existing as of the acquisition date. The effect of these measurement period adjustments resulted in a net $0.1 increase to goodwill.

The fair value of consideration transferred consisted of the following:

June 30, 2026
Cash consideration	177.0
Vested Holdback Payment	10.0
Replacement equity awards	2.4
Total fair value of consideration transferred	189.4

The Company accounted for the Tavily acquisition using the acquisition method of accounting for business combinations. The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date (including any measurement period adjustments through June 30, 2026):

June 30, 2026
Cash and cash equivalents	7.1
Accounts receivable, net	0.9
Other current assets	1.6
Property and equipment, net	0.2
Operating lease right-of-use assets	0.6
Deferred tax assets	1.0
Intangible assets:
Developed technology	14.7
Customer relationships	8.3
Trademark	4.6
Goodwill	163.4
Total assets acquired	202.4
Liabilities assumed	(13.0)
Net assets acquired	189.4

The acquired intangible assets of Tavily will be amortized over their estimated useful lives. Accordingly, developed technology will be amortized over four years, customer relationships will be amortized over three years, and trademark will be amortized over five years.

The goodwill was primarily attributed to increased synergies that are expected to be achieved from the integration of Tavily and was allocated to the Nebius AI cloud segment. Goodwill is not deductible for tax purposes. The Company incurred transaction costs of $2.2 related to the acquisition, which are included in sales, general and administrative expenses on the unaudited condensed consolidated statement of operations.

Acquisition of ClarifAI

On May 12, 2026, the Company entered into a license agreement with ClarifAI, pursuant to which ClarifAI licensed to the Group ClarifAI’s inference and compute orchestration technology (the “Licensed Technology”) to strengthen the Company’s cloud platform. As part of the transaction, the Company hired the core engineering and research team from ClarifAI (the “Acquired Workforce”). The transaction closed on May 12, 2026 (“Closing Date”).

The Company determined that the transaction constitutes the acquisition of a business under ASC 805, as the acquired set includes inputs and an assembled workforce capable of applying a substantive process to that input to generate revenue. The transaction was accounted for as a business combination using the acquisition method for business combinations.

In connection with the acquisition, the Company granted 500,000 RSUs to an executive of ClarifAI who became an employee of the Company upon closing. Of the 500,000 granted RSUs, 125,000 RSUs had a nonsubstantive requisite service period, and the Company determined that these equity awards represented consideration in exchange for the acquired business. These RSUs were valued at $22.4 based on the closing market price of $179.11 per share on the Closing Date. The remaining 375,000 RSUs are subject to a substantive post-combination service requirement and will be recognized as share-based compensation expense over the requisite service period within product development on the unaudited condensed consolidated statement of operations.

The total consideration was $97.4, consisting of $75.0 of cash paid at the closing and the fair value of the 125,000 RSUs included in consideration transferred.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the Closing Date:

May 12, 2026
Licensed Technology	2.5
Goodwill	94.9
Total assets acquired	97.4
Liabilities assumed	—
Net assets acquired	97.4

The Licensed Technology will be amortized over its estimated useful life of three years.

Goodwill primarily represents expected synergies from integrating the Licensed Technology and the Acquired Workforce into the Company’s cloud platform, together with the value of the Acquired Workforce that does not qualify for separate recognition apart from goodwill. Goodwill was allocated to the Nebius AI cloud segment and is not expected to be deductible for income tax purposes.

The Company incurred transaction costs of $4.1 related to the acquisition, which are included in sales, general and administrative expenses on the unaudited condensed consolidated statement of operations.

Acquisition of Eigen AI

On June 10, 2026, the Company acquired a 100% ownership interest in Eigen AI, one of the leading players in AI model inference, compression and fine-tuning. The Company acquired Eigen AI for its talent and developed technology. The Company accounted for the Eigen AI acquisition using the acquisition method of accounting for business combinations.

The acquisition date fair value of the purchase consideration was $331.4, which was comprised of the following:

June 10, 2026
Cash paid at closing	8.4
Deferred cash consideration	24.3
Class A ordinary shares	298.7
Total fair value of consideration transferred	331.4

The Company issued approximately 1.4 million Class A ordinary shares, which were accounted for as purchase consideration. The shares were valued at $298.7 based on the closing market price of $211.68 per share on the acquisition date.

In connection with this business combination, the Company also issued to certain of Eigen AI’s employees approximately 2.4 million Class A ordinary shares of the Company in exchange for a portion of their Eigen AI stock. These shares are subject to vesting agreements pursuant to which the shares will vest over four years, subject to each of these employees’ continued employment with the Company or its affiliates. The $508.1 fair value of these shares is accounted for as post-combination share-based compensation expense over the requisite service period of four years. In addition, the Company agreed to pay certain of Eigen AI’s employees $10.5 in cash and $30.6 in deferred cash payments, which are contingent on their continued service to the Company and accounted for as compensation expense. These share-based and cash compensation amounts are recognized within product development expenses on the unaudited condensed consolidated statements of operations.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the acquisition date:

June 10, 2026
Cash	2.0
Accounts receivable, net	0.6
Developed technology	6.0
Goodwill	347.3
Total assets acquired	355.9
Accrued expenses and other current liabilities	(24.4)
Accounts payable	(0.1)
Net assets acquired	331.4

The developed technology will be amortized over its estimated useful life of three years.

The excess of purchase consideration over the preliminary fair values of identifiable net assets acquired was recorded as goodwill and was allocated to the Nebius AI cloud segment. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when augmenting the Company’s products with the acquired talent and developed technologies of Eigen AI. Goodwill is not deductible for income tax purposes.

The Company incurred transaction costs of $13.5 related to the acquisition, which are included in sales, general and administrative expenses on the unaudited condensed consolidated statement of operations.

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2025 and June 30, 2026 consisted of the following:

	December 31,	June 30,
	2025	2026
Cash	1,152.7	1,868.1
Cash equivalents:
Money market funds	1,770.9	5,763.5
Bank deposits	754.5	403.0
Other cash equivalents	—	7.5
Total cash and cash equivalents	3,678.1	8,042.1

Current expected credit losses for cash and cash equivalents were immaterial for the three and six months ended June 30, 2025 and 2026. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables

Movements in the allowance for current expected credit losses on trade receivables for the three and six months ended June 30, 2025 and 2026 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Balance at beginning of period	0.3	2.4	0.1	4.0
Current period provision for expected credit losses	0.4	1.7	0.6	1.7
Write-off	—	—	—	(1.6)
Balance at the end of period	0.7	4.1	0.7	4.1

Concentration of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, restricted cash and accounts receivable. The Group’s treasury policy addresses the level of credit exposure by working with different geographically diversified banking institutions, subject to their conformity to an established minimum credit rating for banking relationships. The Company grants credit to its customers in the normal course of business, exposing it to credit risk in the event of nonrepayment by customers. The Company has not experienced any material losses in such accounts.

Significant Customers

The following customers accounted for 10% or more of the Company’s revenue for the three and six months ended June 30, 2025 and 2026:

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Customer A	39%	*	34%	*
Customer B	15%	*	13%	*
Customer C	*	24%	*	26%
Customer D	*	21%	*	21%
Customer E	*	14%	*	*
* Customer did not represent 10% or more of revenue

Customer C accounted for 83% of accounts receivable, net as of December 31, 2025. Customer D accounted for 16% of accounts receivable, net as of June 30, 2026. Customer E accounted for 29% of accounts receivable, net as of June 30, 2026.

Supplier Concentration

The Group's exposure to supplier concentration, measured based on gross capital expenditures incurred during the respective period, was attributable to two suppliers as of December 31, 2025 and three suppliers as of June 30, 2026.

Other Current Assets

Other current assets as of December 31, 2025 and June 30, 2026 consisted of the following:

	December 31,	June 30,
	2025	2026
Restricted cash	6.8	830.3
Receivables under non-customer arrangements	—	165.6
Prepaid other taxes	30.0	30.1
Interest receivable	0.4	15.4
Deferred expenses	8.4	14.0
Security and guarantee deposits for next 12 months	8.8	11.2
Prepaid income tax	3.4	3.2
Term deposits, current	75.0	—
Other current assets	14.0	4.0
Total other current assets	146.8	1,073.8

Other Non-current Assets

Other non-current assets as of December 31, 2025 and June 30, 2026 consisted of the following:

	December 31,	June 30,
	2025	2026
Prepaid rent	271.3	636.9
Restricted cash	36.7	225.7
Deferred expenses	41.7	132.1
Security and guarantee deposits over next 12 months	16.4	127.2
Other non-current assets	1.8	2.3
Total other non-current assets	367.9	1,124.2

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2025 and June 30, 2026 comprised the following:

	December 31,	June 30,
	2025	2026
Trade accounts payable for property and equipment	1,057.7	973.3
Operating lease liabilities, current	84.9	114.9
Trade accounts payable for other services	24.6	88.4
Salary and other compensation to employees payable	14.2	52.4
Deferred cash consideration for acquisition of Eigen AI	—	24.3
Other liabilities	28.7	47.7
Accounts payable, accrued and other liabilities	1,210.1	1,301.0

Other accrued liabilities

Other accrued liabilities as of December 31, 2025 and June 30, 2026 consisted of the following:

	December 31,	June 30,
	2025	2026
Avride SAFE liability, Tranche Right liability and Milestone SAFE liability	102.7	178.1
Tavily Holdback and Earnout liability	—	19.0
Government grant liability, non-current	23.1	14.1
Deferred tax liabilities, non-current	—	13.4
Trade accounts payable for property and equipment, non-current	15.3	—
Other non-current liabilities	2.0	5.1
Total other accrued liabilities	143.1	229.7

Deferred Revenue

The Group recognizes deferred revenue when cash is received and before performance obligations are fulfilled, including amounts that may be refundable. Deferred revenue balances primarily relate to strategic customer agreements.

As of December 31, 2025 and June 30, 2026, the balance of deferred revenue, including current and non-current portion, was $1,577.5 and $5,975.2, respectively. Revenue recognized during the three and six months ended June 30, 2025, which was included in the deferred revenue balances at the beginning of each respective period, was $3.2 and $0.4, respectively. Revenue recognized during the three and six months ended June 30, 2026, which was included in the deferred revenue balances at the beginning of each respective period, was $130.8 and $154.3, respectively.

During the three and six months ended June 30, 2026, total deferred revenue increased by $1,197.1 and $4,397.7, respectively, primarily due to the recognition of prepayments received in advance for future services under customer agreements. Deferred revenue is expected to be recognized as revenue over the period ranging from one to five calendar years.

Remaining performance obligations

Remaining performance obligations ("RPO") represent the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. RPO consists of deferred revenue and unbilled contract revenue, which includes non-cancelable contracts where the Group has not yet invoiced, maintains an obligation to perform, and has not recognized revenue in the financial statements.

As of June 30, 2026, the amount of unsatisfied RPO was $37,490.6, of which 36% is expected to be recognized as revenue during the 24 months ending June 30, 2028, 40% between months 25 and 48, and the remainder recognized thereafter. The amounts disclosed include the Group's best estimate of variable consideration which is subject to change due to the timing and performance constraints. The amounts do not include performance obligations with an original duration of one year or less. The amounts are fully attributed to the Group’s Nebius AI cloud business.

Interest Income

The Group recognized interest income in the amounts of $3.6 and $24.1 for the three months ended June 30, 2025 and 2026, respectively, and $12.1 and $38.3 for the six months ended June 30, 2025 and 2026, respectively. Interest income is earned from the Group’s cash and cash equivalents, represented by current accounts and other highly liquid financial instruments such as bank deposits with maturities of less than three months, and overnight deposits.

The accrued interest receivable in the amount of $0.4 and $15.4 as of December 31, 2025 and June 30, 2026 is excluded from the amortized cost basis of financing receivables. The Group did not write off any accrued interest receivable during the three and six months ended June 30, 2025 and 2026.

Interest Expense

The Group recognized interest expense of $4.8 and $119.1 for the three months ended June 30, 2025 and 2026, respectively, and $4.8 and $182.8 for the six months ended June 30, 2025 and 2026, respectively.

Interest expense for the three and six months ended June 30, 2026 primarily relates to interest and amortization of debt issuance costs and accretion associated with the Group’s convertible notes (Note 12), interest expense recognized on advances received from major customers, and interest expense recognized in connection with property and equipment received in advance from suppliers under deferred payment arrangements. Interest expense is presented net of capitalized interest.

Other Income, net

The following table presents the components of other income / (loss), net in absolute terms for the periods presented:

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Gain from investments in money market funds	10.8	61.4	21.9	78.7
Foreign currency exchange gain, net	14.2	21.1	10.8	22.8
Other income / (loss), net	(0.4)	(1.0)	0.2	(0.1)
Other income, net	24.6	81.5	32.9	101.4

Income and non-income taxes payable

The income and non-income taxes payable line in the consolidated balance sheets includes income taxes payable in the amount of $4.8 and $10.0 as of December 31, 2025 and June 30, 2026, respectively.

5.	INVESTMENTS IN EQUITY SECURITIES AND EQUITY METHOD INVESTMENTS

Equity method investments

The table below summarizes the movements in the carrying amount of the Group’s equity method investments for the three and six months ended June 30, 2025 and 2026:

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Balance at the beginning of the period	6.4	6.4	6.4	11.1
Investments	33.6	—	33.6	—
Change in fair value of investment	—	7.4	—	7.4
Share of loss in equity method investments	(7.2)	—	(7.2)	(4.5)
Share of OCI in equity method investments	(0.5)	—	(0.5)	(0.2)
Balance at the end of the period	32.3	13.8	32.3	13.8

The carrying value of the Group’s equity method investments as of December 31, 2025 and June 30, 2026 were as follows:

	December 31,	June 30,
	2025	2026
Venture capital fund	6.4	13.8
Toloka	4.7	—
Total equity method investments	11.1	13.8

Toloka

Included in the carrying value of the Toloka investment is the basis difference, net of amortization, between the original cost of the investment and the Company's proportionate share of the net assets of Toloka. The carrying value of the equity method investment is primarily adjusted for the Company’s share in the losses of Toloka and amortization of basis differences.

The table below provides the composition of the basis differences:

	December 31,	June 30,
	2025	2026
Intangible assets, net	(8.3)	(7.5)
Deferred tax liabilities	1.6	1.3
Basis difference	(6.7)	(6.2)

The Company amortizes the basis difference related to the intangible assets over the estimated useful lives of the assets that gave rise to the difference using the straight-line method. The weighted-average remaining useful life of the intangible assets is approximately 4.9 years as of June 30, 2026.

Investments in non-marketable equity securities

The Group’s non-marketable equity securities are investments in privately held companies without readily determinable fair values and are summarized as follows:

	December 31,	June 30,
	2025	2026
ClickHouse	737.1	1,517.7
Investment in preferred shares of Toloka	97.0	86.5
Other	2.5	2.5
Total Investments in non-marketable equity securities	836.6	1,606.7

ClickHouse

ClickHouse Inc. (or “ClickHouse”) is an open-source database management system. The Company does not exercise significant influence over ClickHouse, as such, the investment is accounted for under the measurement alternative and is recorded at cost, less impairment, plus or minus changes resulting from observable transactions for identical or similar investment. As of December 31, 2025 and June 30, 2026, the investment was not impaired.

In January 2026, ClickHouse completed a Series D preferred stock financing (the “Series D Financing”) raising $400.0 from investors other than the Company. The Company did not participate in the Series D Financing. The Series D Financing represents an observable price change from an orderly transaction involving equity securities similar to the Company's investment and, pursuant to ASC 321, the fair value of the Company's investments in ClickHouse was remeasured as of January 16, 2026. For the three and six months ended June 30, 2026, the Company recognized an upward adjustment of nil and $780.6, respectively, from $737.1 to $1,517.7, presented as gain from revaluation of investments in equity securities in the unaudited condensed consolidated statement of operations.

Toloka

As disclosed in Note 3, upon the Toloka deconsolidation, the Company retained a non-controlling interest in Toloka Group in a combination of voting and nonvoting common and preferred shares. Preferred shares are not considered in-substance common stock and are accounted for under the measurement alternative of ASC 321. The initial cost basis of the Group’s holdings of Toloka Group’s preferred stock was determined based on the purchase price in the Toloka financing transaction and amounted to $97.0. The Company applies the equity method of accounting to its investment in Toloka Group and recognizes its share of Toloka Group’s losses against the carrying value of its investments based on their seniority, beginning with the most subordinated investments, and continues to recognize such losses up to the Company’s aggregate carrying value of those investments.

6.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3—inputs consisting of unobservable data requiring significant judgment or assumptions.

The Group's financial assets and liabilities subject to fair value measurement include (i) money market funds, presented as part of cash and cash equivalents; (ii) the Avride SAFE liability, the Tranche Right liability, and the Milestone SAFE liability, presented in Other accrued liabilities; (iii) investments in non-marketable equity securities and equity method investments; and (iv) convertible debt. The fair value of the convertible debt is disclosed for disclosure purposes only and is not carried at fair value on the unaudited condensed consolidated balance sheets. The fair value of the Group financial assets and liabilities as of December 31, 2025 and June 30, 2026 approximates their carrying value except for the fair value of the convertible debt (Note 12).

Investments measured at fair value on a recurring basis

Money market funds

Money market funds are measured at fair value and classified as Level 1 within the fair value hierarchy, as their valuation is based on unadjusted quoted prices in active markets for identical assets that the Company can access at the measurement date. As of December 31, 2025 and June 30, 2026, money market funds measured at fair value totaled $1,770.9 and $5,763.5, respectively.

Avride SAFE liability, Tranche Right liability and Milestone SAFE liability

In June 2026, following the achievement of the specified operational and financing milestones, Avride issued an additional SAFE to SMB Holding Corporation (“SMB”) with a purchase amount of $75.0 in exchange for cash (the “Milestone SAFE”), thereby settling the Tranche Right liability. Immediately prior to the issuance of the Milestone SAFE, the Tranche Right liability was remeasured to fair value, with the change in fair value recognized in other income, net, and the Tranche Right liability was derecognized upon settlement.

The Milestone SAFE has terms substantially identical to the SAFE issued in October 2025 and is classified as a liability in accordance with ASC 480, “Distinguishing Liabilities from Equity”, as it may require settlement through the issuance of a variable number of shares for a predominantly fixed monetary amount or, in certain circumstances, through the transfer of assets. The Milestone SAFE was initially recognized at fair value and is subsequently remeasured to fair value at each reporting date, with changes in fair value recognized in other income, net.

The fair value of the SAFE liability and the Milestone SAFE liability is estimated using a probability-weighted expected return method that incorporates significant unobservable inputs, including the expected timing of future financing or liquidity event and discount rates. Accordingly, these instruments are classified within Level 3 of the fair value hierarchy.

The following table summarizes information about the significant unobservable inputs used in the fair value measurement of the SAFE liability and the Milestone SAFE liability as of June 30, 2026:

Valuation
input
Estimated time to exit event	2.8 years
Discount rate	7.6%

For the three and six months ended June 30, 2026, the Group recorded a $0.1 gain and a $0.4 loss, respectively, from changes in the fair value of the SAFE liability, Tranche Right liability and the Milestone SAFE liability, which were included in other income, net in the unaudited condensed consolidated statement of operations. As of June 30, 2026, the fair value of the SAFE liability and the Milestone SAFE liability was $101.8 and $76.3, respectively.

The following table provides a roll-forward of the aggregate fair value of the SAFE liability and Milestone SAFE liability during the six months ended June 30, 2026:

Six months ended June 30, 2026
Balance at the beginning of the period	102.7
Issuance of Milestone SAFE	76.0
Settlement of Tranche Right liability	(1.0)
Changes in fair value recognized in other income / (loss), net	0.4
Balance as at the end of the period	178.1

Investments measured at fair value on a nonrecurring basis

Investments in non-marketable equity securities and equity method investments include investments in Toloka common and preferred shares, ClickHouse, and a venture capital fund.

Non-marketable equity securities represent the Group’s investments in privately held companies without readily determinable market values. The carrying value of these securities is adjusted to fair value based on observable transactions involving identical or similar investments of the same issuer or due to impairment. The gains recognized in gain from revaluation of investments in equity securities in the unaudited condensed consolidated statements of operations during the three and six months ended June 30, 2025 and 2026 relate to unrealized gains on non-marketable equity securities held as of the respective reporting dates.

ClickHouse

The Group remeasured its investment in ClickHouse as of January 16, 2026, the date on which an observable price change took place, based on ClickHouse's Series D Financing.

The Company used a back-solve valuation approach to determine the fair value of its investment in ClickHouse. The fair value is based on valuation techniques appropriate for the nature of such investments and the information available about the investee's valuation and represents Level 3. The basis for the determination of the fair value of the Group's investment in ClickHouse was derived from the investee's recent sale of similar securities in its Series D Financing. The Company uses an option-pricing model to adjust the observed transaction price for the rights and preferences of the various classes of securities and allocate the value to securities owned by the Group. The model includes assumptions around the investee's expected time to liquidity and volatility, as well as application of an incremental discount for lack of marketability.

The following table summarizes information about the significant unobservable inputs used in the fair value measurement for the Group's investment in ClickHouse:

Valuation
input
Price per share in the recent financing transaction	$159.59
Equity Volatility	57.5%
Estimated time to liquidity	2 years
Discount for lack of marketability	22.5%

For additional details about the cost and remeasurement amount of the Company’s investments measured at fair value on a nonrecurring basis, see Note 5.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2025 and June 30, 2026, consisted of the following:

	December 31,	June 30,
	2025	2026
Server and network equipment, gross	3,123.6	5,197.7
Land, land rights and buildings, gross	381.4	593.4
Infrastructure systems, gross	199.1	332.5
Other equipment, gross	68.8	189.5
Assets not yet in use	2,417.4	7,836.4
Total	6,190.3	14,149.5
Less: accumulated depreciation	(637.0)	(1,104.3)
Total property and equipment, net	5,553.3	13,045.2

Assets not yet in use primarily represent server and network equipment, infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation.

Depreciation expenses related to property and equipment amounted to $72.6 and $253.8 for the three months ended June 30, 2025 and 2026, respectively, and $121.2 and $462.6 for the six months ended June 30, 2025 and 2026, respectively.

No impairment of property and equipment was identified or recorded during the three and six months ended June 30, 2025 and 2026.

8.	LEASES

The Group leases co-location space at data center facilities and, to a lesser extent, corporate offices and land, all of which are operating leases. The Group's leases for co-location space and corporate offices have remaining lease terms of 1 to 10 years, while land leases have remaining lease terms of up to 60 years. Some leases include options to terminate within 1 year. Certain lease contracts include extension options, however, these options were not included in the initial measurement of the lease term or lease liability because the Group is not reasonably certain to exercise them.

The components of lease cost were as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Operating lease cost	12.5	54.2	21.8	99.7
Short-term lease cost	0.2	0.9	0.6	1.3
Lease cost, net	12.7	55.1	22.4	101.0

Supplemental balance sheet information related to the Group’s operating leases was as follows:

	December 31,	June 30,
	2025	2026
Operating leases
Operating lease right-of-use assets	918.8	1,855.1
Operating lease liabilities – current (Note 4)	84.9	114.9
Operating lease liabilities – non-current	760.5	1,510.4
Total operating lease liabilities	845.4	1,625.3

Maturities of lease liabilities as of June 30, 2026 were as follows:

Operating lease liabilities
Year ended December 31,
Remainder of 2026	91.6
2027	235.2
2028	234.2
2029	241.4
2030	242.7
Thereafter	1,130.0
Total lease payments	2,175.1
Less imputed interest	(549.8)
Total	1,625.3

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining		Weighted average discount
	lease term, years		rate, %
	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026
Operating leases	8.6	8.7	6.3%	6.3%

As of June 30, 2026, the Company had executed additional lease agreements, primarily for data center facilities, as well as equipment, that had not yet commenced. The aggregate estimated future undiscounted lease payments associated with these agreements amounted to $12,054.1, and the Company had made prepayments of $612.4 as of June 30, 2026. These leases are expected to commence between 2026 and 2027, with estimated lease terms of up to twelve years.

9.	GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill were as follows:

Six months ended June 30, 2026
Balance as of January 1, 2026	—
Tavily acquisition (Note 3)	163.4
ClarifAI acquisition (Note 3)	94.9
Eigen AI acquisition (Note 3)	347.3
Balance as of June 30, 2026	605.6

No impairment of goodwill was identified or recorded during the three and six months ended June 30, 2026.

Intangible assets, net of amortization, as of December 31, 2025 and June 30, 2026 consisted of the following:

	December 31, 2025			June 30, 2026
	Carrying amount	Less: accumulated amortization	Net carrying amount	Carrying amount	Less: accumulated amortization	Net carrying amount	Weighted-average remaining useful life (years)
Technologies and licenses	29.7	(10.6)	19.1	57.3	(16.6)	40.7	2.8
Acquired software	—	—	—	23.2	(1.6)	21.6
Acquired customer relationships	—	—	—	8.3	(1.2)	7.1
Acquired trade/domain names and other	—	—	—	4.6	(0.4)	4.2
Assets not yet in use	0.6	—	0.6	10.3	—	10.3
Total intangible assets	30.3	(10.6)	19.7	103.7	(19.8)	83.9

Amortization expense of intangible assets amounted to $2.6 and $5.9 for the three months ended June 30, 2025 and 2026, respectively, and $3.1 and $9.1 for the six months ended June 30, 2025 and 2026, respectively.

No impairment of intangible assets was identified or recorded during the three and six months ended June 30, 2025 and 2026.

Estimated amortization expense over the remaining useful life for intangible assets subject to amortization as of June 30, 2026 was as follows:

Estimated amortization expenses
Remainder of 2026	15.0
2027	28.1
2028	18.8
2029	9.1
2030	1.8
Thereafter	0.8
Total	73.6
10.

10.	INCOME TAX

Income taxes are computed in accordance with Dutch, US and other national tax laws. Nebius Group N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the three and six months ended June 30, 2025 and 2026.

The Company recorded income tax expense of $0.8 and $13.7 for the three months ended June 30, 2025 and 2026, respectively, and $1.7 and $7.9 for the six months ended June 30, 2025 and 2026, respectively.

The tax years 2021–2025 remain open to examination by the Dutch tax authorities with respect to the Company and its Dutch subsidiaries. The tax years 2022–2025 remain open to examination by the US tax authorities with respect to the US subsidiaries. The tax years 2021–2025 remain open to examination by the Israeli tax authorities with respect to the Israeli subsidiaries.

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on the Company’s ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact the Company’s consolidated financial statements.

11.	COMMITMENTS AND CONTINGENCIES

Contractual Obligations and Commitments

The Group has contractual obligations arising from contracts with remaining terms greater than one year, primarily consisting of energy and power supply agreements, related to the co-location arrangements and the development of greenfield data center facilities. As of June 30, 2026, expected future fixed or minimum guaranteed commitments under these agreements amounted to $81.7 in 2026, $541.8 in 2027, $542.0 in 2028, $540.5 in 2029, $535.8 in 2030, and $3,082.3 thereafter.

Legal Proceedings

In the ordinary course of business, the Group is a party to various legal proceedings and subject to claims, certain of which relate to the alleged breach of certain contractual arrangements. The Group intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have any material adverse effect on the financial condition, results of operations or liquidity of the Group.

As of June 30, 2026, the Group was subject to various legal and regulatory matters that have arisen in the normal course of business with related claims amounting to $6.2 ($6.2 as of December 31, 2025). The Group has not recognized a liability in respect of these claims as management does not believe that a material loss is probable or reasonably estimable.

Tax Contingencies

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the applicable tax legislation, the relevant tax authorities may take different positions. As of June 30, 2026, the Group accrued $4.9 ($2.0 as of December 31, 2025) for contingencies related to non-income taxes, as a component of accounts payable, accrued and other liabilities in the consolidated balance sheets.

Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of June 30, 2026, the Group estimated the contingencies related to non-income taxes, including penalties and interest, at approximately $3.5 ($2.4 as of December 31, 2025).

12.	CONVERTIBLE DEBT

Convertible notes issued in March 2026

On March 20, 2026, the Group completed an offering, pursuant to Rule 144A under the Securities Act of 1933, as amended, of $4.34 billion aggregate original principal amount of senior unsecured convertible notes (the “March 2026

Notes”) to qualified institutional buyers, which are convertible in accordance with their terms. The March 2026 Notes were issued in two series:

●$2.59 billion 1.25% Convertible Senior Notes due 2031 (the “Notes due March 2031”), and
●$1.75 billion 2.625% Convertible Senior Notes due 2033 (the “Notes due March 2033”).

The Notes due March 2031 are convertible at the option of the holders into the Company’s Class A ordinary shares at an initial conversion rate of 5.4579 shares per $1,000 principal amount (approximately $183.22 per share), and the Notes due March 2033 are convertible at the option of the holders into the Company’s Class A ordinary shares at an initial conversion rate of 5.546 shares per $1,000 principal amount (approximately $180.31 per share), subject to customary anti-dilution adjustments. Upon conversion, the March 2026 Notes are settled in cash, shares or a combination of cash and shares, at the Company’s election. Prior to maturity, the March 2026 Notes are convertible only upon the occurrence of specified conditions, including:

●If the Company’s share price equals or exceeds 130% of the product of the applicable conversion price and the accretion ratio for a specified period;
●If the trading price of the relevant series of notes is less than 98% of the product of the share price and the conversion rate for a specified period;
●In connection with certain corporate events, including a fundamental change;
●During the two months preceding maturity; or
●Following the issuance of a redemption notice by the Company.

If a holder converts its notes in connection with a make-whole fundamental change (generally including certain change-of-control transactions, delisting events, or other specified corporate transactions), the conversion rate will be increased by an additional number of shares as determined pursuant to a table set forth in the indenture.

The Company may redeem the notes, in whole or in part, on or after March 20, 2029, in the case of the Notes due March 2031, and March 20, 2030, in the case of the Notes due March 2033, if the share price exceeds 130% of the applicable conversion price for a specified period, at a redemption price equal to 100% of the accreted principal amount plus accrued and unpaid interest. Upon the occurrence of a fundamental change, holders may require the Company to repurchase their notes at a price equal to 100% of the accreted principal amount plus accrued and unpaid interest.

The March 2026 Notes were issued at par, with their principal amount accreting over time as follows:

●The Notes due March 2031 accrete in stages over their term, reaching 120% of their original principal at maturity (i.e. $1,200 for every $1,000 issued), and
●The Notes due March 2033 accrete in stages over their term, reaching 120% of their original principal at maturity (i.e. $1,200 for every $1,000 issued).

The Company also granted the initial purchasers a 13-day over-allotment option (greenshoe) to purchase up to an additional $600.0 aggregate original principal amount of March 2026 Notes, including $337.5 of Notes due March 2031 and $262.5 of Notes due March 2033. The over-allotment option to purchase the Notes due March 2031 was fully exercised on March 20, 2026, resulting in a total original aggregate principal amount issued to approximately $4.34 billion. The over-allotment option for the Notes due March 2033 was not exercised.

The accreted principal amount is payable only upon maturity or early redemption. The Notes due March 2031 and Notes due March 2033 bear interest at 1.25% and 2.625%, respectively, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2026.

The net proceeds to the Company from the sale of March 2026 Notes were $4,293.7. Debt issuance costs were $43.8 and will be amortized as interest expense over the term of the March 2026 Notes.

Each series of March 2026 Notes was issued under a separate indenture with U.S. Bank Trust Company, National Association, serving as trustee. They are senior unsecured obligations of the Company and rank pari passu with all of the Company’s other existing and future senior unsecured indebtedness. Holders of the notes have the right to require the Company to repurchase all or a portion of their notes upon the occurrence of a fundamental change, as defined in the indentures.

Convertible notes issued in September 2025 and June 2025

The Company had previously issued convertible notes in an aggregate original principal amount of $4.16 billion in June 2025 and September 2025, which accrete to an aggregate principal amount at maturity of $4,86 billion. The convertible notes issued in June 2025 were issued in two series (such series, the “Notes due June 2029” and the “Notes due June 2031”, respectively). The convertible notes issued in September 2025 were issued in two series (such series, the “Notes due September 2030” and the “Notes due September 2032”, respectively). The convertible notes issued in June 2025 and September 2025 are senior unsecured obligations of the Company, ranking pari passu with the Company's other existing and future senior unsecured indebtedness. Each series is issued under a separate indenture with U.S. Bank Trust Company, National Association, as trustee. Upon conversion, notes are settled in cash, shares or a combination of cash and shares, at the Company’s election. Each series accretes to a higher principal amount in stages up to maturity.

Prior to the applicable earliest optional redemption date, the notes are convertible only upon the occurrence of specified conditions, including: (i) the Company's share price equalling or exceeding 130% of the product of the applicable conversion price and the accretion ratio for a specified period; (ii) the trading price of the relevant series of notes being less than 98% of the product of the share price and the conversion rate for a specified period; (iii) certain corporate events, including a fundamental change; (iv) during the two months preceding maturity; or (v) following issuance of a redemption notice by the Company. Upon the occurrence of a fundamental change, holders may require the Company to repurchase their notes at 100% of the accreted principal amount plus accrued and unpaid interest.

The carrying amount of the convertible notes as of December 31, 2025 was as follows:

	Maturities	Stated interest rate	Effective interest rate	Principal amount outstanding	Unamortized debt discount (accretion)	Unamortized issuance costs	Carrying amount
Notes due June 2029	June 2029	2.00%	7.06%	587.5	(85.1)	(10.8)	491.6
Notes due September 2030	September 2030	1.00%	4.15%	1,818.4	(224.4)	(30.2)	1,563.8
Notes due June 2031	June 2031	3.00%	6.87%	612.5	(112.2)	(11.4)	488.9
Notes due September 2032	September 2032	2.75%	4.88%	1,818.4	(228.7)	(30.8)	1,558.9
Total convertible debt				4,836.8	(650.4)	(83.2)	4,103.2

The carrying amount of the convertible notes as of June 30, 2026 was as follows:

	Maturities	Stated interest rate	Effective interest rate	Principal amount outstanding	Unamortized debt discount (accretion)	Unamortized issuance costs	Carrying amount
Notes due June 2029	June 2029	2.00%	7.06%	587.5	(74.0)	(9.4)	504.1
Notes due September 2030	September 2030	1.00%	4.15%	1,818.4	(202.9)	(27.3)	1,588.2
Notes due June 2031	June 2031	3.00%	6.87%	612.5	(103.6)	(10.5)	498.4
Notes due September 2032	September 2032	2.75%	4.88%	1,818.4	(214.5)	(28.9)	1,575.0
Notes due March 2031	March 2031	1.25%	4.98%	3,105.0	(491.6)	(24.8)	2,588.6
Notes due March 2033	March 2033	2.63%	5.20%	2,100.0	(338.2)	(17.1)	1,744.7
Total convertible debt				10,041.8	(1,424.8)	(118.0)	8,499.0

As of June 30, 2026, accrued coupon interest on the convertible notes amounted to $41.4.

The total interest related to the Group’s debt obligations for the three and six months ended June 30, 2025 and 2026 was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Contractual interest expense	1.8	40.5	1.8	64.0
Amortization of debt discount (accretion) and issuance costs	3.0	67.0	3.0	102.1
Less: interest expense capitalized	—	(40.2)	—	(59.6)
Total	4.8	67.3	4.8	106.5

The convertible notes are carried at amortized cost, with a carrying amount of $8,499.0 as of June 30, 2026. The Group has not elected the fair value option and measures the fair value of convertible debt for disclosure purposes only. The fair value of the convertible notes, classified as Level 3 within the fair value hierarchy, as of June 30, 2026 was as follows:

June 30,
2026
2.00% Convertible Senior Notes due June 2029	2,928.7
3.00% Convertible Senior Notes due June 2031	2,908.4
1.00% Convertible Senior Notes due September 2030	3,555.5
2.75% Convertible Senior Notes due September 2032	3,488.0
1.25% Convertible Senior Notes due March 2031	4,696.5
2.63% Convertible Senior Notes due March 2033	3,246.6
Total fair value of convertible debt	20,823.7
13.

13.	SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Group grants share-based awards under the Nebius Group N.V. Amended and Restated Equity Incentive Plan (the "Plan") (“Share-Based Awards”). The Plan provides for the issuance of Share-Based Awards (including options, restricted shares units (“RSUs”), performance share units (“PSUs”), share appreciation rights (“SARs”) and awards in respect of the Group’s business units and subsidiaries (“Business Unit Equity Awards”)) to employees, officers, advisors and consultants of the Group and members of the Board of the Company. Share-Based Awards granted under the Plan generally vest over a four-year period with four sixteenths (4/16) of such awards vesting on the last day of the 12th full calendar month following the date of grant, and an additional one sixteenth (1/16) of such awards vesting on the last day of each third full calendar month thereafter.

Certain options may be granted with exercise prices that are considered to be “deeply out of the money”. These awards are considered to have an implicit market condition, and the Group uses a Monte Carlo valuation model to estimate the fair value of the options as of the date of grant. The Monte Carlo valuation model uses multiple simulations to evaluate the probability of achieving various share price levels. For options that vest based on market conditions, the Group recognizes compensation cost over the requisite service period regardless of whether the market condition is ultimately satisfied.

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses for the three and six months ended June 30, 2025 and 2026:

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
RSUs	11.5	96.9	26.2	123.7
Share options	2.6	5.1	2.6	13.2
RSUs in respect of the Avride Group	—	—	1.2	—
Share options in respect of Avride Group	0.6	0.5	2.3	0.9
Total share-based compensation expenses	14.7	102.5	32.3	137.8

As of June 30, 2026, the Group had $352.1 of unamortized share-based compensation expenses related to all unvested awards in respect of the Company’s shares, which is expected to be recognized over a weighted average amortization period of 4.1 years.

The following table summarizes information about share options:

	Six months ended June 30, 2026
		Weighted-Average
	Number of shares	Exercise Price
		per Share
Outstanding at the beginning of the period	7,316,882	89.20
Granted	77,847	6.53
Exercised	(648,973)	85.74
Forfeited	(5,156)	0.25
Outstanding at the end of the period	6,740,600	88.65

The Company estimates the fair value of share options using the Monte-Carlo and Black-Scholes-Merton (“BSM”) pricing model.

The following table summarizes information about RSUs:

	Six months ended June 30, 2026
		Weighted-Average
	Number of shares	Grant date Fair
		Value per Share
Unvested at the beginning of the period	5,737,256	23.97
Granted	2,038,936	138.18
Vested	(1,445,679)	36.06
Forfeited	(92,505)	40.77
Expired	(7)	—
Cancelled	(3,910)	97.52
Unvested at the end of the period	6,234,091	58.22

Avride Employee Stock Incentive Plan

Avride B.V., a subsidiary of the Group (“Avride”), adopted the Avride 2021 Equity Incentive Plan (the “Avride Plan”) on February 11, 2021. RSUs awarded under the Avride Plan entitle the holder to receive a fixed number of depositary receipts representing Class A shares in Avride at no cost upon the satisfaction of certain time-based vesting criteria.

On February 27, 2025, the Company effected a corporate reorganization of the Avride group, pursuant to which Avride Holding Inc., a Delaware corporation and subsidiary of Nebius Group, became the intermediate holding company of the Avride group.

On March 6, 2025, the board of directors of Avride Holding Inc. authorized and approved the adoption of a new Avride Employee Stock Incentive Plan (the "Avride ESOP"), a participating subsidiary plan under the Company’s Amended and Restated Equity Incentive Plan. The Avride ESOP authorizes the grant of equity awards in respect of up to 7,926,674 shares of common stock of Avride Holding Inc.

The following table summarizes Avride’s awards activity for the Group:

	Share Options
	Six months ended June 30, 2026
		Weighted-Average
	Number of shares	Exercise Price
		per Share
Outstanding at the beginning of the period	6,605,272	1.80
Granted	515,009	2.57
Exercised	(1,090,818)	0.52
Forfeited	(72,933)	2.27
Expired	(10,960)	1.77
Outstanding at the end of the period	5,945,570	2.10

	RSUs
	Six months ended June 30, 2026
		Weighted-Average
	Number of shares	Grant date Fair
		Value per Share
Outstanding at the beginning of the period	15,794	14.50
Exercised	(15,794)	14.50
Outstanding at the end of the period	—	—

The Company estimates the fair value of Avride share options using BSM pricing model.

As of June 30, 2026, the unamortized share-based compensation expense related to Avride share options in the amount of $4.2 is expected to be recognized over a weighted average period of 3.58 years.

14.	SHARE CAPITAL

The Company has three authorized classes of ordinary shares, Class A, Class B and Class C with €0.01, €0.10 and €0.09 par value, respectively. The principal features of the three classes of ordinary shares are as follows:

●	Class A shares, par value €0.01 per share, entitled to one vote per share. The Class A shares share ratably with the Class B shares, on a pari passu basis, in any dividends or other distributions.
●	Class B shares, par value €0.10 per share, entitled to ten votes per share. Class B shares may only be transferred to qualified holders. In order to sell a Class B share, it must be converted into a Class A share.
●	Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to 1% of the nominal value of such Class C shares in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares. During the periods between conversion and cancellation, all Class C shares are held by the Nebius Group Conversion Foundation (Stichting Nebius Group Conversion). The Nebius Group Conversion Foundation was incorporated under the laws of the Netherlands in October 2008 for the sole purpose of facilitating the conversion of Class B shares into Class A shares. The Nebius Group Conversion Foundation is managed by a board of directors appointed by the Company.

The share capital as of each balance sheet date was as follows:

	December 31, 2025			June 30, 2026
	Shares	EUR	USD	Shares	EUR	USD
Authorized:	571,397,348			571,397,348
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	35,698,674			35,698,674
Class C ordinary shares	35,698,674			35,698,674
Issued and fully paid:	324,187,735	€6.4	$8.4	324,284,565	€6.4	$8.4
Class A ordinary shares	288,489,061	2.9	3.6	288,585,891	2.9	3.6
Class B ordinary shares	33,551,883	3.3	4.6	33,455,053	3.3	4.6
Class C ordinary shares	2,146,791	0.2	0.2	2,243,621	0.2	0.2

Conversion of Class B shares

During the three and six months ended June 30, 2026, 36,830 and 96,830 Class B shares (par value €0.10), respectively, were converted into the same number of Class A shares (par value €0.01) on a one-for-one basis.

Pre-Funded Warrants

On March 11, 2026 the Company entered into a securities purchase agreement with NVIDIA to issue Pre-Funded Warrants to purchase 21,065,936 Class A ordinary shares (“Pre-Funded Warrant Shares”) for aggregate gross proceeds of $2,000.0. The Pre-Funded Warrants have an exercise price of $0.0001 per Class A ordinary share.

The Pre-Funded Warrants are exercisable any time after the date of issuance. The exercise price and the number of Pre-Funded Warrant Shares are subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events. The Pre-Funded Warrants will not expire and are exercisable in cash or by means of a cashless exercise. A holder of the Pre-Funded Warrants may not exercise such Pre-Funded Warrants if the exercise would result in the holder acquiring beneficial ownership of Pre-Funded Warrant Shares with a value of or in excess of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (“HSR Act”) notification threshold, and no exemption to a filing notice and report form under the HSR Act is applicable. If the exercise of the Pre-Funded Warrants is restricted for such reason, the Pre-Funded Warrants will become exercisable upon the expiration or early termination of the applicable waiting periods or receipt of applicable approval. The Pre-Funded Warrants are equity classified in accordance with ASC 815 as they are indexed to the Group’s own ordinary shares and meet the requirements to be classified in equity. The Pre-Funded Warrants are considered outstanding shares in the basic and diluted earnings per share calculations for the periods presented ended June 30, 2026 given their nominal exercise price.

At-the-market equity program

In November 2025, the Company established an at-the-market ("ATM") equity program under an equity distribution agreement, dated November 12, 2025, providing for the offer and sale, from time to time, of up to 25,000,000 Class A shares. The Company commenced sales under the program in May 2026.

During the three months ended June 30, 2026, the Company sold 12,729,493 Class A shares under the ATM program at a weighted-average price of $223.60 per share before issuance costs. Net proceeds accounted for $2,811.1 after deducting sales agents' commissions and offering costs. The shares were delivered from treasury shares held by the Company. Of the net proceeds, $198.4 was applied against the cost of the treasury shares delivered, and the remaining $2,612.7 was recognized in additional paid-in capital.

As of June 30, 2026, 12,270,507 Class A shares remained available for offer and sale under the ATM program.

15.	INFORMATION ABOUT SEGMENTS & GEOGRAPHIC AREAS

The Group’s chief operating decision maker (the “CODM”) is the management committee, consisting of the Group’s Chief Executive Officer and Chief Operating Officer. The Group has determined its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group’s CODM evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation and amortization, adjusted for other non-recurring items (“Adjusted EBITDA”).

The Group updated its reportable segments in 2025 following the completion of the Toloka investment transaction (Note 3) to reflect the revised operational structure of its retained businesses. As a result, the previously reported Toloka operating segment has been reclassified as discontinued operations. This change has been applied retrospectively to all periods presented.

The Group’s reportable segments generate revenue from the following services:

●	The Nebius AI cloud business offers a comprehensive and integrated suite of AI cloud solutions, designed to support the entire AI lifecycle – from building and deploying AI models to managing large-scale AI applications. This segment includes the operations of the Group’s proprietary data center in Finland, leased data center facilities and greenfield data centers under development.
●	Avride is a developer of autonomous driving technology for self-driving vehicles and delivery robots; and
●	TripleTen is a leading edtech platform focused on re-skilling individuals for careers in technology.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The measure of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets are not reviewed by the CODM, while capital expenditures are evaluated for cash flow management.

The table below presents Revenue, Adjusted EBITDA / (loss), and expense information about the Group’s operating segments:

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Revenues:
Nebius AI cloud	93.7	574.9	135.1	964.6
Avride	0.2	1.0	0.4	1.9
TripleTen	12.3	10.0	22.8	21.6
Total segment revenues	106.2	585.9	158.3	988.1
Eliminations	(1.1)	(3.6)	(2.3)	(6.8)
Total revenues	105.1	582.3	156.0	981.3
Adjusted EBITDA / (loss):
Nebius AI cloud	9.5	285.7	(17.9)	459.7
Avride	(17.3)	(40.1)	(34.2)	(74.2)
TripleTen	(13.2)	(9.4)	(22.6)	(19.8)
Total segment adjusted EBITDA / (loss)	(21.0)	236.2	(74.7)	365.7
Significant segment expenses:
Nebius AI cloud:
Employee compensation expenses	(46.6)	(147.8)	(83.1)	(222.3)
Other costs and expenses	(37.6)	(141.4)	(69.9)	(282.6)
Total Nebius AI cloud costs and expenses	(84.2)	(289.2)	(153.0)	(504.9)
Avride:
Employee compensation expenses	(12.6)	(23.1)	(24.6)	(43.0)
Other costs and expenses	(4.9)	(18.0)	(10.0)	(33.1)
Total Avride costs and expenses	(17.5)	(41.1)	(34.6)	(76.1)
TripleTen:
Employee compensation expenses	(8.9)	(9.1)	(16.8)	(19.1)
Other costs and expenses	(16.6)	(10.3)	(28.6)	(22.3)
Total TripleTen costs and expenses	(25.5)	(19.4)	(45.4)	(41.4)

Employee compensation expenses include both the costs of employees directly involved in activities of reporting segments, and allocated personnel expenses related to corporate back-office operations; expenses of other corporate functions primarily benefit the Nebius AI cloud reporting segment as the Group’s core business and are allocated to that segment. Other costs and expenses of all reporting segments include marketing and advertising activities, as well as allocated office utilities costs. In addition, Nebius’s other costs and expenses include costs of operation and co-location of data center facilities and electricity, utility and maintenance costs in data centers.

Beginning with the second quarter of 2026, the Group no longer presents corporate functions expenses as a separate significant segment expense category, as such expenses are not regularly reviewed separately by the CODM; these expenses are included within other costs and expenses of the Nebius AI cloud segment. Prior period amounts have been conformed to the current presentation.

The reconciliation between net income / (loss) and adjusted EBITDA / (loss) and was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Net income / (loss)	584.4	(190.4)	470.9	430.8
Less: net income from discontinued operations	(81.9)	—	(72.7)	—
Net income / (loss) from continuing operations	502.5	(190.4)	398.2	430.8
Depreciation and amortization	75.2	259.7	124.3	471.7
SBC expense	14.7	102.5	32.1	137.8
Acquisition and other corporate transaction-related costs	0.3	49.9	0.4	60.1
Interest income	(3.6)	(24.1)	(12.1)	(38.3)
Interest expense	4.8	119.1	4.8	182.8
Loss / (income) from equity method investments	6.3	(12.7)	6.2	(5.1)
Gain from revaluation of investments in equity securities	(597.4)	—	(597.4)	(780.6)
Other income, net	(24.6)	(81.5)	(32.9)	(101.4)
Income tax expense	0.8	13.7	1.7	7.9
Total segment adjusted EBITDA / (loss)	(21.0)	236.2	(74.7)	365.7

The Group’s long-lived assets are allocated based on the country of incorporation of the subsidiary with the title of ownership. The following table presents long-lived assets by geographic area, which includes property and equipment, net, intangible assets, net and operating lease assets:

	December 31,	June 30,
	2025	2026
Long-lived assets:
United States	2,994.0	9,043.2
The Netherlands	2,558.8	4,832.5
Finland	253.6	340.9
Israel	281.7	289.1
Rest of the world	403.7	478.5
Total long-lived assets	6,491.8	14,984.2
16.

16.	SUBSEQUENT EVENTS

Senior secured debt facility

On July 10, 2026, the Group entered into its first senior secured debt facility in an aggregate principal amount of approximately $775. The facility bears interest at SOFR plus 2.50% and matures on October 31, 2030. The facility is collateralized by deployed GPU infrastructure and by contracted cash flows arising under a customer agreement with an investment-grade counterparty.

The Group intends to use the proceeds to fund the continued expansion of its AI cloud infrastructure.